Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2014

On March 25, 2015, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2014, and all five agendas listed below were approved as originally proposed.

Agenda:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2014 (January 1, 2014~ December 31, 2014)

2)	Approval of Revision to Articles of Incorporation

3) Appointment of Directors (1 Non-Executive Director & 8 Outside Directors)

3-1) Non-Executive Director Candidate: Mr. Yong Byoung Cho
3-2) Outside Director Candidate: Mr. Boo In Ko
3-3) Outside Director Candidate: Mr. Taeeun Kwon
3-4) Outside Director Candidate: Mr. Seok Won Kim
3-5) Outside Director Candidate: Mr. Hoon Namkoong
3-6) Outside Director Candidate: Mr. Cheul Park
3-7) Outside Director Candidate: Mr. Sang Kyung Lee
3-8) Outside Director Candidate: Mr. Yuki Hirakawa
3-9) Outside Director Candidate: Mr. Philippe Avril

4) Appointment of Audit Committee Members (4 Members)

4-1) Audit Committee Member Candidate: Mr. Taeeun Kwon
4-2) Audit Committee Member Candidate: Mr. Seok Won Kim
4-3) Audit Committee Member Candidate: Mr. Man Woo Lee
4-4) Audit Committee Member Candidate: Mr. Sang Kyung Lee

5) Approval of the Maximum Limit on Director Remuneration

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2014 as follows:

- Total Dividend Amount: KRW 512,427,607,650

1) Dividend Amount for Common Stocks: KRW 450,489,607,650

2) Dividend Amount for Preferred Stocks: KRW 61,938,000,000

For the details of the originally proposed agenda, please refer to our Convocation Notice of the 14th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 24, 2015.